FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	March 29, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Updates 2018 Mineral Reserve and Resource Estimates

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce its 2018 Mineral Reserve and Resource estimates for its existing mineral property assets in Mexico with an effective date of December 31, 2018. The Company completed a total of 211,695 metres of diamond drilling at its operating mines in 2018, representing a 35% increase in metres drilled compared to the prior year.

2018 HIGHLIGHTS (compared to the prior estimate of December 31, 2017)

>	Proven and Probable Reserves increased 46% to 170.9 million silver equivalent ounces

Added San Dimas Reserves consisting of 100.4 million silver equivalent ounces; or up 32% compared to post acquisition estimates due to higher conversion of Resources to Reserves resulting from successful infill drilling in the Jessica, Roberta and Regina mining areas

San Martin Reserves declined 71% to 6.1 million silver equivalent ounces resulting from an increase in cut-off grades due to lower metal price assumptions and an increase in operating costs, as well as re- assessing the dilution and mining recovery factors to reflect current mining conditions

La Parrilla Reserves declined 75% to 3.6 million silver equivalent ounces resulting from mine depletion and an increase in cut-off grades due to lower metal price assumptions and an increase in operating costs

Excluded La Guitarra Reserves after placing the operation in care and maintenance

>	Measured and Indicated Resources increased 82% to 259.8 million silver equivalent ounces

Added San Dimas M&I Resources of 130.2 million silver equivalent ounces; up 8% compared to previous estimates

Upgraded 8.8 million silver equivalent ounces at the Ermitaño Silver/Gold Project from Inferred to Indicated Resources

>	Inferred Resources increased 3% to 212.7 million silver equivalent ounces

Added San Dimas Inferred Resources of 112.6 million silver equivalent ounces

Increased Ermitaño’s Inferred Resource by 20% to 49.0 million silver equivalent ounces

Reclassified 92.9 million silver equivalent ounces at La Joya to historical estimates

The following table shows the total tonnage mined from each of the Company’s producing properties during 2018, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Mined from Areas Not in Reserves or Resources”.

2018 PRODUCTION TABLE

		SAN	SANTA	LA	SAN	LA		LA
	Units	DIMAS	ELENA	ENCANTADA	MARTIN	PARRILLA	DEL TORO	GUITARRA	TOTAL

Ore Processed	Tonnes	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452

Material Mined from Reserves	Tonnes	434,838	876,070	205,931	235,154	472,546	235,387	43,963	2,503,890

Material Mined from Areas Not In Reserves or Resources	Tonnes	451	23,300	710,963	49,502	19,091	31,783	36,472	871,561

Silver Produced	Ounces	3,621,868	2,223,246	1,603,740	1,746,139	1,340,385	785,154	358,919	11,679,452

Silver-Equivalent Produced from Other Metals (1)	Ounces	4,429,737	3,791,441	7,155	423,199	982,671	647,158	282,260	10,563,619

Silver-Equivalent Produced	Ounces	8,051,605	6,014,687	1,610,895	2,169,338	2,323,056	1,432,312	641,179	22,243,071

(1)

Silver-equivalent ounces are estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2018 Annual Information Form.

(2)	Totals may not add up due to rounding.

Metal price assumptions used to estimate the 2018 Reserves were reduced to reflect a conservative view and relatively inline with the three-year rolling price averages. Price assumptions for Mineral Reserves estimation decreased to $17.00/oz for silver (-$1.00/oz), $1,250/oz for gold (-$50/oz), $1.10/lb for lead (-$0.10/lb) and $1.20/lb for zinc (-$0.20/lb) when compared to the previous estimates.

RESERVES AND RESOURCES UPDATE

As of December 31, 2018, Proven and Probable Reserves totaled 170.9 million silver equivalent ounces, representing a 46% increase in metal content compared to the prior estimate of December 31, 2017. This increase reflects the incorporation of the high grade reserves of the San Dimas mine after its acquisition on May 10, 2018 and the results of the infill exploration and development programs, offset by the effect of mining depletion, the reduction of reserves primarily at San Martin and La Parrilla, the elimination of reserves from La Guitarra which was put in care and maintenance in August 2018, as well as the impact of lower metal price assumptions.

The Company’s consolidated Measured and Indicated Mineral Resources have increased 17% in terms of tonnage and 82% in terms of silver equivalent metal content as the result of incorporating the high grade resources of San Dimas as well as conversion of Inferred Resources at Ermitaño following its successful 2018 exploration program.

These increases were partially offset by production depletion and reductions in metal price used for Mineral Resources estimation.

Consolidated Inferred Mineral Resources increased by 3% in terms of silver equivalent metal content after the incorporation of resources from San Dimas which was offset by the subtraction of resources from La Joya which is now considered a historical estimate.

The complete 2018 Mineral Reserve and Resource estimates for all metals, tonnage and grades are shown below in the following tables:

Proven and Probable Mineral Reserves with an effective date of December 31, 2018

Mine	Category	Mineral Type	Tonnage			Grades				Metal Content
			kt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SAN DIMAS	Proven (UG)	Sulphides	1,629	323	4.09	-	-	630	16,940	214.4	32,980
	Probable (UG)	Sulphides	3,794	303	3.34	-	-	553	36,980	407.1	67,450
	Total Proven and Probable (UG)	Sulphides	5,423	309	3.56	-	-	576	53,920	621.5	100,430

SANTA ELENA	Proven (UG)	Sulphides	2,028	113	1.58	-	-	238	7,340	103.2	15,520
	Probable (UG)	Sulphides	576	102	1.28	-	-	202	1,880	23.6	3,740
	Probable (Pad)	Oxides	1,349	36	0.94	-	-	111	1,570	40.7	4,800
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	3,953	85	1.32	-	-	189	10,790	167.5	24,060

LA ENCANTADA	Probable (UG)	Oxides	1,311	189	-	-	-	189	7,950	-	7,950
	Probable (UG)	Oxides - Flotation	809	147	-	2.35	-	196	3,820	-	5,090
	Probable (Tailings)	Oxides	4,138	110	-	-	-	110	14,630	-	14,630
	Total Probable (UG)	Oxides + Tailings	6,257	131	-	0.30	-	138	26,400	-	27,670

LA PARRILLA	Probable (UG)	Oxides	70	233	0.17	-	-	247	520	0.4	560
	Probable (UG)	Sulphides	308	166	0.05	2.00	2.10	308	1,650	0.5	3,050
	Total Probable (UG)	Oxides	378	179	0.08	1.63	1.71	297	2,170	0.9	3,610

SAN MARTIN	Proven (UG)	Oxides	79	175	0.27	-	-	195	445	0.7	495
	Probable (UG)	Oxides	615	245	0.50	-	-	282	4,840	9.9	5,580
	Total Proven and Probable (UG)	Oxides	694	237	0.47	-	-	272	5,285	10.6	6,075

DEL TORO	Proven (UG)	Transition + Sulphides	42	205	0.29	2.44	0.65	325	280	0.4	450
	Probable (UG)	Transition + Sulphides	639	200	0.28	4.41	4.08	419	4,110	5.7	8,620
	Total Proven and Probable (UG)	Transition + Sulphides	681	200	0.28	4.29	3.87	413	4,390	6.1	9,070

	Total Proven and Probable	All mineral types	17,387	184	1.44	0.31	0.19	306	102,955	806.6	170,915

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).

(2)

The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.

(3)

Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2018 Annual Information Form (“AIF”).

(4)	Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag and $1,250/oz Au, $1.00/lb Pb, and $1.20/lb Zn.

(5)

A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.

The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. These cut-off grades and economic parameters are listed in the applicable section describing each mine below in the AIF.

(6)

Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to material handling and other operating aspects. Dilution and mining recovery factors are listed in the applicable section describing each mine below in the AIF.

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8)	Totals may not add up due to rounding.

Measured and Indicated Mineral Resources with an effective date of December 31, 2018

Mine / Project	Category	Mineral Type	Tonnage			Grades			Metal Content
			kt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SAN DIMAS	Measured (UG)	Sulphides	1,412	505	7.33	-	-	1,059	22,930	332.7	48,080
	Indicated (UG)	Sulphides	3,193	427	4.93	-	-	800	43,840	505.7	82,080
	Total Measured and Indicated (UG)	Sulphides	4,604	451	5.66	-	-	879	66,770	838.4	130,160

SANTA ELENA	Measured Santa Elena (UG)	Sulphides	2,508	132	1.84	-	-	280	10,640	148.7	22,550
	Indicated Santa Elena (UG)	Sulphides	915	124	1.60	-	-	253	3,650	47.1	7,430
	Indicated Ermitaño (UG)	Sulphides	704	65	4.05	-	-	389	1,460	91.7	8,810
	Indicated (Pad)	Oxides	1,179	39	1.04	-	-	122	1,480	39.3	4,630
	Total Measured and Indicated (UG+Pad)	Oxides + Sulphides	5,306	101	1.92	-	-	255	17,230	326.8	43,420

LA ENCANTADA	Indicated Veins Systems (UG)	Oxides	1,339	255	-	-	-	255	10,960	-	10,960
	Indicated Breccias (UG)	Oxides - Flotation	830	238	-	3.36	-	337	6,350	61.5	8,990
	Indicated (Tailings)	Oxides	4,200	110	-	-	-	110	14,850	-	14,850
	Total Indicated (UG)	Oxides + Tailings	6,370	157	-	0.44	-	170	32,160	62	34,800

LA PARRILLA	Indicated (UG)	Sulphides	999	184	0.06	2.01	1.78	318	5,910	44.3	10,230
	Indicated (UG)	Oxides	142	254	0.15	-	-	265	1,160	-	1,210
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,142	193	0.07	1.76	1.55	312	7,070	44.3	11,440

SAN MARTIN	Measured (UG)	Oxides	112	268	0.46	-	-	302	960	1.7	1,090
	Indicated (UG)	Oxides	1,485	291	0.57	-	-	334	13,880	27.1	15,940
	Total Measured and Indicated (UG)	Oxides	1,597	289	0.56	-	-	332	14,840	28.8	17,030

DEL TORO	Measured (UG)	Transition + Sulphides	60	225	0.35	2.60	0.66	362	430	0.7	700
	Indicated (UG)	Transition + Sulphides	896	218	0.30	4.47	3.98	477	6,290	8.7	13,760
	Total Measured and Indicated (UG)	Transition + Sulphides	956	219	0.31	4.35	3.77	470	6,720	9.4	14,460

LA GUITARRA	Measured (UG)	Sulphides	384	292	1.84	-	-	431	3,610	22.7	5,330
	Indicated (UG)	Sulphides	243	250	1.98	-	-	399	1,950	15.5	3,120
	Total Measured and Indicated (UG)	Sulphides	627	276	1.89	-	-	419	5,560	38.2	8,450

	Total Measured and Indicated	All mineral types	20,601	227	1.88	0.43	0.26	392	150,350	1,347.4	259,760

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and compiled by Ramon Mendoza Reyes, PEng, QP for First Majestic, and is based on internal work prepared under the supervision of First Majestic internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.

(3)	Metal prices considered for Mineral Resources estimates were $17.50/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the AIF.

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine section of the AIF.

(6)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

(7)	The La Guitarra mine was placed on care and maintenance on August 3, 2018 and is no longer a material property.

Inferred Mineral Resources with an effective date of December 31, 2018

Mine / Project	Category	Mineral Type	Tonnage			Grades			Metal Content
			kt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SAN DIMAS	Inferred Total (UG)	Sulphides	5,708	341	3.60	-	-	614	62,640	661.3	112,640

	Inferred Santa Elena Mine (UG)	Sulphides	931	90	1.09	-	-	177	2,700	32.7	5,310
SANTA ELENA	Inferred Ermitaño (UG)	Sulphides	4,637	59	3.36	-	-	329	8,820	501.5	48,980
	Inferred Total (UG)	Sulphides	5,568	64	2.98	-	-	303	11,520	534.2	54,290

LA ENCANTADA	Inferred Veins Systems (UG)	Oxides	608	234	-	-	-	234	4,580	-	4,580
	Inferred Breccias (UG)	Oxides	902	201	-	-	-	201	5,830	-	5,830
	Inferred Ojuelas (UG)	Oxides - Flotation	88	183	-	3.41	-	283	520	6.7	810
	Inferred Total (UG)	Oxides	1,598	213	-	0.19	-	218	10,930	6.7	11,220

LA PARRILLA	Inferred (UG)	Oxides	870	189	0.07	1.83	1.95	321	5,290	35.1	8,970
	Inferred (UG)	Sulphides	471	226	0.06	-	-	231	3,430	-	3,490
	Inferred Total (UG)	Oxides + Sulphides	1,341	202	0.06	1.19	1.27	289	8,720	35.1	12,460

SAN MARTIN	Inferred Total (UG)	Oxides	1,634	232	0.30	-	-	254	12,180	15.7	13,360

DEL TORO	Inferred Total (UG)	Transition + Sulphides	560	219	0.18	3.33	1.23	377	3,960	3.3	6,790

LA GUITARRA	Inferred Total (UG)	Sulphides	164	268	1.39	-	-	373	1,420	7.3	1,970

	Total Inferred	All mineral types	16,573	209	2.30	0.23	0.14	399	111,370	1,263.6	212,730

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and compiled by Ramon Mendoza Reyes, PEng, QP for First Majestic, and is based on internal work prepared under the supervision of First Majestic internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.

(3)	Metal prices considered for Mineral Resources estimates were $17.50/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine section of the AIF.

(6)	The La Guitarra mine was placed on care and maintenance on August 3, 2018 and is no longer a material property.

2019 EXPLORATION PROGRAM

For 2019, First Majestic is planning to invest a total of $26.2 million towards exploration to drill approximately 188,000 metres across its core Mexican assets. The 2019 drilling program will consist of approximately 11,600 metres of sustaining diamond drilling to support mining activities at the six operating mines; approximately 152,000 metres of expansionary diamond drilling intended to improve confidence and increase Mineral Resources with a focus on the Santa Elena Main Vein and the Central Block at San Dimas; and drill approximately 8,400 metres intended to test greenfield targets at Santa Elena and Del Toro. Furthermore, due to the exploration success in 2018 at Ermitaño, the Company is planning to complete a 16,000 metre drill program in 2019 to investigate the continuity of mineralization at shallow depths that may be amenable to open pit extraction.

The Company also announces that its 2018 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR. Both documents are also available on the Company’s website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

ABOUT THE COMPANY

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.